909 Commerce Road Annapolis, MD 21401 410 224-8770 main 410 224-4849 fax fticonsulting.com

June 10, 2013

Jonathan Wiggins

Staff Accountant

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	FTI Consulting, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed February 28, 2013

File No. 1-14875

Ladies and Gentlemen:

On behalf of FTI Consulting, Inc. (the “Company”), set forth below are the Company’s responses to the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received in your letter dated May 30, 2013 concerning the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012. For your convenience, the Company’s responses follow the sequentially numbered Comments copied in bold from your letter.

Form 10-K for the Fiscal Year Ended December 31, 2012 filed February 28, 2013

Business Overview, page 45

1.	We note your disclosures on page 46 regarding your non-GAAP measures. Please revise in future filings to provide a statement disclosing the reasons why you believe that presentation of each of the non-GAAP financial measures provides useful information to investors regarding your financial condition and results of operations. For example, please disclose why you believe each measure is useful for evaluating your results of operations as compared from period-to-period and as compared to your competitors. Please provide us with your proposed disclosure.

Response: The Company acknowledges the Staff’s comment, and in all future filings, beginning with the Quarterly Report on Form 10-Q for the quarter ended June 30, 2013, the Company will expand its disclosure regarding the reasons why our management believes that presentation of each of the non-GAAP financial measures provides useful information to investors regarding our financial condition and results of operations.

The Company has set forth below a draft of the modified disclosures regarding non-GAAP measures that the Company believes are responsive to the Staff’s comment, which the Company will include in Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations:

Non-GAAP Measures

In the accompanying analysis of financial information, we sometimes use information derived from consolidated and segment financial information that is not presented in our financial statements and prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). Certain of these measures are considered “non-GAAP financial measures” under the U.S. Securities and Exchange Commission rules. Specifically, we have referred to:

•	Segment Operating Income

•	Total Segment Operating Income

•	Adjusted EBITDA

•	Adjusted Segment EBITDA

•	Total Adjusted Segment EBITDA

•	Adjusted Net Income

•	Adjusted Earnings per Diluted Share

We define Segment Operating Income as a segment’s share of consolidated operating income. We define Total Segment Operating Income as the total of Segment Operating Income for all segments, which excludes unallocated corporate expenses. We use Segment Operating Income for the purpose of calculating Adjusted Segment EBITDA. We define Adjusted EBITDA as consolidated net income before income tax provision, other non-operating income (expense), depreciation, amortization of intangible assets, special charges and goodwill impairment charges. We define Adjusted Segment EBITDA as a segment’s share of consolidated operating income before depreciation, amortization of intangible assets, special charges and goodwill impairment charges. We define Total Adjusted Segment EBITDA as the total of Adjusted Segment EBITDA for all segments, which excludes unallocated corporate expenses. We use Adjusted Segment EBITDA to internally evaluate the financial performance of our segments because we believe it is a useful supplemental measure which reflects current core operating performance and provides an indicator of the segment’s ability to generate cash. We also believe that these measures, when considered together with our GAAP financial results, provide management and investors with a more complete understanding of our operating results, including underlying trends, by excluding the effects of special charges and goodwill impairment charges. In addition, EBITDA is a common alternative measure of operating performance used by many of our competitors. It is used by investors, financial analysts, rating agencies and others to value and compare the financial performance of companies in our industry. Therefore, we also believe that these measures, considered along with corresponding GAAP measures, provide management and investors with additional information for comparison of our operating results to the operating results of other companies.

We define Adjusted Net Income and Adjusted Earnings per Diluted Share as net income and earnings per diluted share, respectively, excluding the impact of special charges, goodwill impairment charges and losses on early extinguishment of debt. We use Adjusted Net Income for the purpose of calculating Adjusted Earnings per Diluted Share. Management uses Adjusted Earnings per Diluted Share to assess total company operating performance on a consistent basis. We believe that this measure, when considered together with our GAAP financial results, provides management and investors with a more complete understanding of our business operating results, including underlying trends, by excluding the effects of special charges, goodwill impairment charges and losses on early extinguishment of debt.

Non-GAAP financial measures are not defined in the same manner by all companies and may not be comparable to other similarly titled measures of other companies. Non-GAAP financial measures should be considered in addition to, but not as a substitute for or superior to, the information contained in our Consolidated Statements of Comprehensive Income (Loss). Reconciliations of GAAP to non-GAAP financial measures are included elsewhere in this filing.

Results of Operations, page 54

2.	We note that total segment operating income is a non-GAAP measure, and that you have reconciled this measure to net income (loss) as part of your reconciliation of total adjusted segment EBITDA on page 59. Please revise in future filings to also include all of the disclosures required by Item 10(e) of Regulation S-K. Refer to Question 104.04 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response: The Company acknowledges the Staff’s comment, and in all future filings, beginning with the Quarterly Report on Form 10-Q for the quarter ended June 30, 2013, the Company will add all of the disclosures required by Item 10(e) of Regulation S-K with respect to our use of “segment operating income” and “total segment operating income.” Specifically, we will include a definition for each of these non-GAAP financial measures along with a statement disclosing the reasons why our management believes that such measures provide useful information to investors. This statement will be in the form of the proposed disclosure included in our response to Comment 1 above.

In responding to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the foregoing answers are responsive to the Comments. If you have any questions with respect to the foregoing, please do not hesitate to contact me by telephone at 410-951-4827 or at eric.miller@fticonsulting.com.

Very truly yours,

/s/ Eric B. Miller

Eric B. Miller
Executive Vice President, General Counsel and Chief Risk Officer